Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.

Commission File No.: 1-15062

AT&T Time Warner Analyst Call October 24, 2016
AT&T to Acquire Time Warner
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks are the property of their respective owners.

AT&T Time Warner Analyst Call October 24, 2016
Call Participants Randall Stephenson Chairman & CEO, AT&T, Inc.
Jeff Bewkes Chairman and CEO, Time Warner, Inc.
John Stephens AT&T Senior Executive Vice President and CFO
David McAtee AT&T Senior Executive Vice President and General Counsel
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All
2 other marks are the property of their respective owners.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and Time Warner’s filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All
3 other marks are the property of their respective owners.

Cautionary Language Concerning Forward-Looking Statements
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and Time Warner.
In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF Time Warner ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY
STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website.
Participants in Solicitation
AT&T and its directors and executive officers, and Time Warner and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All
4 other marks are the property of their respective owners.

AT&T & Time Warner A Compelling Combination
Best Premium Content + Best Scale in Distribution, Customers
& Best in class assets in converging media communications industry
Vertically integrated company with best content & distribution across mobile, TV, broadband
Scale in content creation, aggregation, distribution & customer data
Combination is significantly enhanced by the market environment
“Premium content always wins – on the big screen, the TV screen and now on the mobile screen.”
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All
5 other marks are the property of their respective owners.

AT&T & Time Warner Turner DIRECTV HBO WB Otter Media
A Leader in Premium Content
Global pure-play video content company with iconic brands
Industry-leading scale with top basic and premium networks
3 of the top 5 basic cable networks; #1 network among millennials
Premium sports rights
World’s #1 premium cable network
Largest film and TV studio with leading franchises, production scale and content library
TNT Tbs NCAA MARCH MADNESS
CN CARTOON NETWORK truTV CNN b/r bleacher report [adult swim] MAJOR LEAGUE BASKETBALL W NBA SUNDAY TICKET GAME OF THRONES HBONOW CINEMAX HBO LATIN AMERICA B BOOMERANG SILICON VALLEY VEEP HARRY POTTER DC ENTERTAINMENT LORD OF THE RINGS THE BIG BANG THEORY MORTAL KOMBAT X LOONEY TUNES
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks are the property of their respective owners.
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AT&T
TimeWarner
Unmatched distribution platforms and customer relationships
Nationwide mobile – 133 million subscribers (144 million worldwide)
Nationwide video – 25 million subscribers (~45 million worldwide1)
60 million broadband customer locations (~16 million subscribers)
88,000 North American retail points of sale
Robust viewership insights for targeted advertising and content creation
Data-informed content creation
Innovate with new subscription and ad models
Strong management team, world class creative talent and relationships
1Includes Sky Mexico
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All
7 other marks are the property of their respective owners.

TimeWarner Turner HBO WB
Transaction Summary
2015 Financial Results
$28.1B revenue
Valuable portfolio of
network and digital assets
$10.6B revenue
Worldwide leader in
premium content
$5.6B revenue
World’s largest film and television
studio
$13.0B revenue
Consideration and valuation
AT&T to acquire Time Warner for $107.50 per share
50% AT&T stock; 50% cash
Stock consideration subject to collar
Financial impact
Accretive to margins, adjusted EPS and free cash flow
Improves FCF dividend coverage
Enhanced and diversified revenue and earnings growth profile
Commitment to preserve strong balance sheet
and investment grade credit metrics
Approvals required
Time Warner stockholders
Regulatory approvals in U.S., E.U. and various
countries abroad
Expect to close before year-end 2017
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual
8 Property and/or AT&T affiliated companies. All other marks are the property of their respective owners.

Transaction creates immediate and long-term value
36% premium to Time Warner closing share price
of $79.24 on October 19, 2016
Attractive consideration mix
50% cash and 50% stock
Significant Value
for
~15% pro forma ownership in a leading integrated
Time Warner
media and communications company
Stockholders
Provides unmatched distribution capabilities to deliver
our great content across any platform
Accelerates the ability to innovate and offer a better consumer experience
Significantly advances our direct-to-consumer efforts
and our ability to develop new video offerings
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All
9 other marks are the property of their respective owners.

Deal Summary and
Financial
Expectations
Equity Value at $107.50 per share
$85.4
Time Warner Net Debt 1
$21.0
Transaction Value
$106.4
New AT&T Equity (1.1 billion shares)
$42.7
New Debt Issued2 (net of TWX cash)
$39.2
Time Warner Debt (gross)
$24.5
Total Consideration
$106.4
Current AT&T shares out
6.1 B
Post-Closing AT&T shares out
7.2 B
1 Projected at 12/31/17
2 Includes estimated transaction costs
Funding considerations
Financing in place; $40B bridge loan
Committed to strong balance sheet and investment grade credit metrics
Strong deleveraging potential given attractive FCF attributes
Pro forma leverage approximately 2.5x by end of year 1, returning to historical target range by end of year 4
Robust combination benefits
Annual synergy potential in the $1 billion range; cost-focused
Vertical integration of content and distribution drives innovation and investments
Enhanced value proposition for advertisers
Diversified and enhanced revenue growth profile
15% from content with lighter-touch regulation
New geographies and customer base
Strong cash flow growth and lower capital intensity provides investment flexibility
Favorable financial impact
Accretive to adjusted EPS within 12 months
Accretive to free cash flow per share within 12 months; improves FCF dividend coverage
Recently announced 33rd consecutive dividend increase
Continued financial strength with over $60 billion in EBITDA
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All
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other marks are the property of their respective owners.

AT&T 3Q16 Results
© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other
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marks are the property of their respective owners.

AT&T - 3Q16 Financial Summary

$ in billions, except EPS


Revenues
$39.1
$40.9
3Q15
3Q16
Adjusted EPS
Adj. OI Margin
$0.74
$0.74
20.3%
20.3%
3Q15
3Q16
Cash from Ops
Capital Investment[2]
Free Cash Flow
$10.8
$11.0
$5.3
$5.9
$5.5
$5.2
3Q15
3Q16

	3Q15	3Q16
Reported EPS	$0.50	$0.54
Adjustments:		
Amortization of intangibles	$0.13	$0.14
Merger, integration and other[1]	$0.11	$0.06
Adjusted EPS	$0.74	$0.74

Consolidated revenues of $40.9 billion, up 4.6%; down slightly on comparable basis

- Growth in video and IP services

Net income continues to grow

- Adjusted EPS of $0.74 for the quarter; up nearly 4% year to date
- Adjusted operating margins stable

Cash from operations of $11 billion in quarter, $29.2 billion year to date, up 9.4%

- Free cash flow of $5.2 billion, $13.3 billion year to date
- Capital investment of $5.9 billion; $16.2 billion year to date
- Dividends of $3 billion per quarter
  - 67% free cash flow dividend coverage year to date

[1]3Q16 includes merger-related items for DIRECTV ($0.02), Mexico/Other wireless ($0.01) and ($0.03) employee separation charges.
[2]3Q16 includes $87 million capital purchases in Mexico with favorable vendor payment terms.

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© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks are the property of their respective owners.

AT&T - 3Q16 Operational Results

Revenue[1] — EBITDA Margin[2]
$ in billions

U.S. Wireless



$18.3
$18.2
49.4%
50.1%
3Q15
3Q16

- Record EBITDA service margin of 50.1%, with stable revenue and ARPU
- Strong postpaid churn improvement
- Continued prepaid subscriber and revenue growth
- 1.5 million U.S. net adds; 2.3 million in North America
  - 212,000 U.S. postpaid net adds
  - 304,000 U.S. prepaid net adds

Entertainment Group



$12.6
$12.7
22.2%
23.5%
3Q15
3Q16

- Revenues up 1% on comparable basis, with growth in video and IP services offsetting legacy revenue declines
- Continued margin expansion, with content savings on track
- Stable TV and broadband net subscriber base, led by
  - 323,000 DIRECTV® net adds, with about 70% transitioning from U-verse®
  - 156,000 IP broadband net adds

Business Solutions

- Wireless drives revenue growth, with increases in all retail segments
- Strategic service revenues up $240 million, or 9% year over year
- Continued solid margins

International



$17.7
$17.8
38.3%
38.5%
3Q15
3Q16

- 10.7 million wireless subscribers in Mexico; 769,000 branded net adds
- LatAm revenues of $1.3 billion; continued profitability and free cash flow

[1] Adjusted to include prior period DIRECTV revenues on a comparable basis. [2] Wireless presented on EBITDA Service Margin basis.

© 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks are the property of their respective owners.

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AT&T - 3Q16 Summary
Growing earnings with stable margins
Net income growth with cash from operations up 9.4% year to date
Best-ever wireless EBITDA margins with low postpaid churn
Expanding smartphone base and 1.5 million U.S. net adds; 4.7 million net adds year to date
Stable video and broadband subscribers as shift to DIRECTV continues
Growing margins with expanding integrated services base; double-digit AdWorks growth; DIRECTV Now SM launch
4G LTE deployment in Mexico ahead of plan
4G LTE deployed to 74 million POPs; 10.7 million subscribers with 2 million added year to date
2016 guidance on track
Adjusted earnings growth in mid-single digits, stable consolidated margins with free cash flow dividend coverage of 67% year to date
14 © 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks are the property of their respective owners.

Q&A
15 © 2016 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and [Time Warner] are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks are the property of their respective owners.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T’s and Time Warner’s filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger. STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME

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AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation

AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.

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